1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2004

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  Ö         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes        No  Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s railway operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation, in particular franchised buses and public light buses;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

With respect to the Company’s property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	the level of interest rates prevailing in Hong Kong;

•	the Company’s ability to complete property developments on time and within budget;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	competition from other property developments;

•	the Government policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of Unaudited Results for Six Months Ended 30 June 2004, dated 3 August 2004.	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED
	By:	/s/ Lila Fong
	Name:	Lila Fong
	Title:	Legal Manager - Secretarial

Date: August 4, 2004

Exhibit 1.1

MTR CORPORATION LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

ANNOUNCEMENT OF UNAUDITED RESULTS

FOR SIX MONTHS ENDED 30 JUNE 2004

HIGHLIGHTS

Financial

•	Revenue increased by 11.8% to HK$3,987 million

•	Operating margin before depreciation rose by 4.7% point to 55.6%

•	Property development profit of HK$1,153 million

•	Net profit attributable to shareholders increased to HK$1,175 million from HK$113 million

•	Gross debt / equity ratio at period end improved to 54.9% from 55.9%

•	Interim dividend of HK$0.14 per share

Operational

•	Patronage increased by 12.2% to 407 million

•	All statutory operational targets have been met or exceeded

•	Good progress on retrofit of platform screen door and other asset improvement projects

•	Growth in property development and rental activities as market recovered

•	Continued to develop business opportunities in PRC and overseas

•	Construction of Disneyland Resort Line and Tung Chung Cable Car projects on schedule

The Directors of MTR Corporation Limited (“the Company” or “MTR”) are pleased to announce the unaudited interim results of the Company and its subsidiaries (“the Group”) for the half-year ended 30 June 2004 as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT (HK$ MILLION)

Half-year ended 30 June	2004 (Unaudited)		2003 (Unaudited)
Fare revenue
- MTR Lines		2,625		2,391
- Airport Express Line		246		176
Station commercial and other revenue		579		512
Rental and management income		537		488

Turnover		3,987		3,567

Staff costs and related expenses		(772)		(832)
Energy and utilities		(252)		(258)
Operational rent and rates		(34)		6
Stores and spares consumed		(54)		(55)
Repairs and maintenance		(244)		(215)
Railway support services		(36)		(40)
Expenses relating to station commercial and other businesses		(128)		(133)
Property ownership and management expenses		(94)		(90)
Project study expenses		(29)		(5)
General and administration expenses		(70)		(74)
Other expenses		(56)		(55)

Operating expenses before depreciation		(1,769)		(1,751)

Operating profit from railway and related operations before depreciation		2,218		1,816
Profit on property developments		1,153		678

Operating profit before depreciation		3,371		2,494
Depreciation		(1,251)		(1,193)

Operating profit before interest and finance charges		2,120		1,301
Interest and finance charges		(743)		(824)
Share of profit of non-controlled subsidiary		20		11

Profit before taxation		1,397		488
Income tax		(222)		(375)

Profit attributable to shareholders		1,175		113

Dividend
Interim dividend declared after the balance sheet date		750		734

Earnings per share:
- Basic	HK$	0.22	HK$	0.02
- Diluted	HK$	0.22	HK$	0.02

Notes: -

1. INDEPENDENT REVIEW

The interim results for the half-year ended 30 June 2004 are unaudited, but have been reviewed in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports”, issued by the Hong Kong Society of Accountants, by KPMG, whose unmodified review report is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Group’s Audit Committee.

2. RETAINED PROFITS

The movements of the retained profits during the half-year ended 30 June 2004 and the year ended 31 December 2003 were as follows:

HK$ Million (Unaudited)
Balance as at 1 January 2004	15,506
Dividend paid	(1,481)
Profit for the period	1,175

Balance as at 30 June 2004	15,200

HK$ Million (Audited)
Balance as at 1 January 2003	13,234
Dividends paid	(2,178)
Profit for the year	4,450

Balance as at 31 December 2003	15,506

3. INCOME TAX

Income tax in the consolidated profit and loss account represents:

	Half-year ended 30 June
HK$ Million	2004 (Unaudited)	2003 (Unaudited)
Current tax – overseas	1	—
Deferred tax expense relating to the origination and reversal of temporary differences	219	75
Deferred tax expense resulting from increase in tax rate from 16.0% to 17.5% on deferred tax balances at 1 January	—	300

	220	375
Share of deferred tax of non-controlled subsidiary	2	—

	222	375

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current period’s assessable profits or have sustained tax losses for the period ended 30 June 2004. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

4. DIVIDEND

The Board has resolved to pay an interim dividend of HK$0.14 per share. The Company proposes that a scrip dividend election will be offered to shareholders with Hong Kong addresses. The interim dividend will be distributed on or about 28 October 2004 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 3 September 2004. The Company’s majority shareholder, The Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

5. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the half-year period ended 30 June 2004 attributable to shareholders of HK$1,175 million (2003: HK$113 million) and the weighted average number of ordinary shares of 5,293,223,376 in issue during the period (2003: 5,167,723,476).

The calculation of diluted earnings per share is based on the profit for the half-year period ended 30 June 2004 attributable to shareholders of HK$1,175 million (2003: HK$113 million) and the weighted average number of ordinary shares of 5,299,525,136 in issue during the period (2003: 5,168,873,569) after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes.

6. SEGMENTAL INFORMATION

	Revenue Half-year ended 30 June		Contribution to profit Half-year ended 30 June
HK$ Million	2004 (Unaudited)	2003 (Unaudited)	2004 (Unaudited)	2003 (Unaudited)
Railway operations	2,871	2,567	315	70
Station commercial and other businesses	579	512	395	324
Property ownership and management	537	488	441	397
Property developments	—	—	1,153	678

	3,987	3,567	2,304	1,469

Corporate expenses net of other income			(1,129)	(1,356)

			1,175	113

No geographical analysis is shown as substantially all the principal activities of the Group are carried out in Hong Kong.

7. NET ASSETS

The Group’s net assets as at 30 June 2004 and 31 December 2003 comprised:

HK$ Million	As at 30 June 2004 (Unaudited)	As at 31 December 2003 (Audited)
Assets
Fixed assets	96,121	96,921
Railway construction in progress	611	181
Property development in progress	2,334	2,309
Other assets	2,127	2,579
Cash and cash equivalents	367	376

	101,560	102,366

Liabilities
Creditors, accruals and other liabilities	7,971	7,988
Borrowings	31,736	32,025
Deferred income	4,075	5,061

	43,782	45,074

Net assets	57,778	57,292

8. PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the half-year ended 30 June 2004, neither the Company nor its subsidiaries purchased, sold or redeemed any of its listed securities.

9. CHARGE ON GROUP ASSETS

None of the Group’s assets are charged or subject to any encumbrance.

10. CORPORATE GOVERNANCE

The Company has complied throughout the half-year ended 30 June 2004 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”), except that non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance) to retirement by rotation and re-election at the Company’s annual general meetings in accordance with Articles 87 and 88 of the Company’s Articles of Association. Dr. Raymond Ch’ien Kuo-fung has been a non-executive Director since 1998. He was also appointed as non-executive Chairman of the Company for a term of three years with effect from 21 July 2003.

11. PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE’S WEBSITE

A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on the Exchange in force prior to 31 March 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1 July 2004 under the transitional arrangements, will be published on the Exchange’s website within 14 days from the date of this announcement.

KEY STATISTICS

	Half-year ended 30 June
	2004	2003
Total passenger boardings
- MTR Lines (in million)	403.6	360.2
- Airport Express Line (in thousands)	3,835	2,894
Average number of passengers (in thousands)
- MTR Lines (weekday)	2,354	2,145
- Airport Express Line (daily)	21.1	16.0
Operating profit from railway and related operations before depreciation as a percentage of turnover	55.6%	50.9%

MANAGEMENT REVIEW AND OUTLOOK

MTR Corporation’s results for the first six months of 2004 showed a recovery from the lows experienced in the comparable period of 2003, when the combination of a weak economy, soft property prices and the outbreak of SARS severely affected Hong Kong and impacted the Company’s core businesses.

As a result of the improved economic environment, the Company’s revenues for the six months ended 30 June 2004 increased 11.8% to HK$3,987 million as compared with the same period of 2003. Net profit increased significantly to HK$1,175 million. Earnings per share were HK$0.22 for the first six months of 2004, as compared with HK$0.02 over the same period of 2003. Your Board of Directors has declared an Interim Dividend of HK$0.14 per share, unchanged from the Interim Dividend paid last year.

RAILWAY OPERATIONS

For the first six months of 2004, the MTR Lines recorded total patronage of 403.6 million, a 12% increase over the first half of last year.

The Company’s overall share of total franchised public transport rose slightly to 24.6% from 23.9% in the comparable period of 2003. Share of cross-harbour trips increased from 58.2% to 59.3%. The performance of the Tseung Kwan O Line was better than forecast and this helped offset the lower than expected increase in patronage interchanging from the West Rail of Kowloon-Canton Railway Corporation (KCRC).

With the recovery of passenger arrivals and departures at Hong Kong International Airport, the Airport Express Line (AEL) experienced strong recovery leading to total passenger numbers rising 32.5% as compared to the first half of 2003, to an average of 21.1 thousand per day. In order to accommodate the increase in passengers, we increased the frequency of services on AEL from every 15 minutes to every 12 minutes in March.

MTR continued to meet or exceed both the Government’s requirements under the Operating Agreement and the Company’s own more stringent Customer Service Pledges.

The Company’s marketing and promotional programmes continued to support recovery in patronage. The popular “Ride 10 get 1 Free” scheme was further extended to 3 October this year, while during Chinese New Year and Easter holidays, as well as over the summer months, senior citizens and children enjoyed the HK$2 promotion programme on Sundays and public holidays. In addition, our MTR Club has continued with a bonus point scheme to encourage and reward our frequent passengers.

To commemorate the Company’s 25th year of operations, a number of initiatives were launched, including new TV commercials, Theme Train, a feature in the TVB Hong Kong Superbrand programme, as well as a special section on the Company’s website. For the AEL, we continued our partnership with the Asia Miles frequent flyer programme, and with the Hong Kong Tourism Board to market the Airport Express service to inbound air travellers. In addition, we began accepting renminbi credit cards at all our AEL stations in May this year to further improve our service to Mainland visitors.

Promotions designed to achieve greater integration between MTR and other transport providers continued, with two more Green Minibus routes offering intermodal discounts, as well as the extension of the taxi interchange programme for AEL.

Overall quality of passenger experience was further enhanced as the various schemes to improve network facilities progressed. The scheme to retrofit all underground stations with platform screen doors saw installations at 17 stations, bringing the total to 44 of 74 platforms now completed. Under the station improvement programme, renovations were undertaken at Prince Edward, Admiralty, Kowloon Tong, Mong Kok and Central stations. New escalators came into service at Tsim Sha Tsui Station and the number of stations with free internet access was increased to six.

Further progress was achieved on projects to improve station access through pedestrian links. A refurbished entrance at Tsim Sha Tsui Station was opened, followed by a new integrated entrance at Kowloon Tong Station, providing easier passage to the KCRC concourse. Construction work on improving links began or continued at other stations, including Mong Kok which integrates with the Urban Renewal Authority’s development, Admiralty which connects with Three Pacific Place, and Choi Hung which connects to the Park and Ride development.

PROPERTY

Our property development business achieved satisfactory results in the first half of 2004 with development profits increasing by 70.1% to HK$1,153 million when compared to the first half of 2003. Profits were derived mainly from Caribbean Coast (Tung Chung Package Three), together with Sorrento and The Harbourside (Kowloon Packages Two and Four respectively).

Along the Airport Railway, sales of residential units at the Company’s various joint venture developments benefited from the improvement in market sentiment. Sales at Kowloon Package Four, The Harbourside, proceeded well whilst by 30 June 2004, all remaining units at Seaview Crescent (Tung Chung Package One) and Caribbean Coast Phase 2 (Tung Chung Package Three) have been sold. Construction on the superstructure began at Olympic Package Three, while construction of town houses began at Coastal Skyline Phase 2 at Tung Chung Station.

Developments along the Tseung Kwan O Line made further progress with satisfactory sale results in our joint venture development, Residence Oasis, at Hang Hau Station. At Tiu Keng Leng Station, construction has commenced on the superstructure whilst at Area 55b in Tseung Kwan O Station, work on the superstructure, including the podium, is proceeding on schedule. Also in Tseung Kwan O Station, following acceptance of design changes, an additional premium was paid for the amended Area 57a scheme, while the proposal for a mixed commercial and residential development for Area 56 remained under review. For Area 86, which forms the bulk of MTR’s land bank in Tseung Kwan O, we expect to make our first package available for development later this year.

Following rejection by the Town Planning Board of our proposals for Tsing Yi Town Lot No 135 adjacent to Tsing Yi Station, we are considering views of the community to develop a revised proposal.

The Company’s commercial investment properties performed well in the first six months of 2004, with rental income rising 10.1% over the same period last year to HK$481 million, as a result of the general economic upturn supported by recovery in consumer confidence and increase in the number of Mainland visitors. Average rents at the Company’s shopping centres rose while overall occupancy remained at over 99%.

The Company’s landmark Two International Finance Centre above Hong Kong Station continued its success to secure more tenants and increase its profile as a state-of-the-art office building. As at 30 June 2004, MTR’s 18 floors of this building were 85% let, with a number of reputable companies including ABN AMRO Bank, Bank of America and Samsung choosing to relocate there. Our tenants have been attracted by the building’s modern design, prime location, advanced building services and information technology facilities.

In April 2004, marketing began for MTR’s new retail centre above Hang Hau Station, “The Link”, which is scheduled to open in the first half of 2005. The Union Square Shopping Centre at Kowloon Station saw steady construction progress and we are expecting to receive the bare shell of this centre later this year. At Olympic Station, refurbishment began at Olympian City One to create a “sports city”, which is targeted for completion in the third quarter of 2004.

The property management business also saw solid growth, with revenue rising 9.8% over the corresponding six months of last year to reach HK$56 million inclusive of agency income, as the managed portfolio continued to expand. In Hong Kong, as at 30 June 2004, the number of residential units managed by MTR has risen to 47,769, while commercial and office space increased to 558,796 square metres. In the Mainland, we continue to develop our property consultancy and management business with four developments now under management or pre-management contracts.

OTHER BUSINESSES

Economic recovery and rising patronage led to a marked recovery in the Company’s revenues from rail related and other businesses, which for the first half of this year rose by 13.1% to HK$579 million when compared to the same period of 2003.

Station commercial facilities revenues rose by 8.9% to HK$147 million as usage of the network rebounded and a comprehensive programme to renovate MTR stations and improve tenant mix brought additional revenue growth. During the six months, 26 new shops were built under the renovation programme, including four at the new exit to Kowloon Tong Station that links with the KCRC network.

Advertising revenues rose significantly by 18.8% over the first half of 2003 to HK$190 million. According to findings of the first “Reach & Frequency Research of MTR Advertising” by Nielsen Media Research, advertising at MTR reaches an average of 2.8 million passengers each week, about 45% of Hong Kong’s total population.

New advertising formats and services continued to attract clients. In April, the first tunnel advertising was introduced between Wan Chai and Causeway Bay stations. The concourse and trackside TV plasma network expanded further, with a further 51 units installed during the first half of the year, bringing the total to 119 units by 30 June 2004. The programme to convert 4-sheet panels to higher impact 12-sheet panels in station concourses also progressed and is now 97% complete. To enhance competitiveness, some 12-sheet trackside panels at five key stations were converted to mega panels for sticker advertising.

Revenues from telecommunications services increased by 26.7% to HK$114 million due to increased usage of mobile telephones within our network. We continue to upgrade our network to handle 3G communications with 18 stations now offering this service. We also introduced wireless LAN hot-spot services in most of the concourse and platform areas of all AEL stations. TraxComm Limited recorded higher revenue as it extended the reach of its optical fibre network to data centres and commercial buildings whilst continuing to upgrade its backbone network. A sales team was established to improve the service to wholesale customers, resulting in a number of bandwidth contracts.

Revenue from external consultancy increased slightly to HK$73 million as compared with the same period last year as we took a more focused approach to seek only those contracts which would enhance our overseas growth strategy.

Miscellaneous business revenue during the first six months of 2004 amounted to HK$55 million.

In the Mainland, we signed several new consulting and training contracts during the period, in cities such as Beijing, Nanjing and Tianjin. In Shanghai, the Company’s joint venture partnership, SHKM Construction Management, signed the agreement to be the owner’s representative on Shen-song Line R4, and work has started on several key contracts. The joint venture also secured two further consultancy contracts, both on Shanghai Line 11 (Shen-jia Line).

Elsewhere, our contribution to a project to build a nation-wide Automatic Fare Collection system for the Netherlands has made satisfactory progress, with station layouts nearing completion and the bulk initialisation machine delivered.

Octopus Cards continued to expand its operations both within and beyond the transport sector. As at 30 June 2004, cards in circulation rose to 11.0 million and average daily transaction volume and value for the month of June 2004 increased to 8.3 million and HK$56.7 million respectively. MTR’s share of earnings from this company rose by 81.8% to HK$20 million for the six months period. By 30 June 2004, almost all green minibuses can accept Octopus, as well as 47 red minibuses. Car parks accepting the system have increased to 143 and the roll-out to parking meters continued. More large retail chains joined during the first half of the year, including St Honore, while Citibank and Hang Seng Bank became the latest to join the expanding group of banks that offers Automatic Added-Value Service to their credit card clients. To increase usage, Octopus Cards launched a “Rewards on the Go” promotion for users. In April 2004, the Octopus Online Shopping Mall went live, offering sale of a wide range of Octopus products over the internet.

PROJECTS

Work on the Disneyland Resort Line (formerly the Penny’s Bay Rail Link) to the Disneyland Theme Park continued to progress well, with the interconnecting tunnel at Tai Yam Teng completed and handed over to the trackwork contractor, and civil works completed at both stations. Conversion of the rolling stock is on target and all electrical and mechanical contracts are either in manufacture or installation.

In the Tung Chung Cable Car project, the critical stream diversion work at Ngong Ping was completed to facilitate follow-on works, and foundation piling at the Tung Chung Terminal was completed slightly ahead of schedule. The foundations for the Airport Island Angle Station were laid and a specialist project management consultant appointed for the Ngong Ping Village Specialist Attractions. Throughout, we have worked closely with local stakeholders and environmental groups to ensure a socially and environmentally appropriate approach.

MTR continued to work with the Government to explore options for extending the urban railway network. A project proposal for an extension of the Kwun Tong Line to Whampoa Gardens was submitted in February 2004. A revised proposal for the West Island Line and South Island Line was submitted in March 2004 and is under review by the Government.

In March, the Company signed a project agreement with Hong Kong IEC Limited to construct the new AsiaWorld-Expo Station at the end of AEL at Hong Kong International Airport. The station will give direct access to the AsiaWorld-Expo (formerly the International Exhibition Centre) via two link bridges and is designed to handle peak passenger flows using both Tung Chung Line and AEL trains. Construction work began in June 2004 with a target opening date of December 2005.

EXPANSION OUTSIDE HONG KONG

As I mentioned in the 2003 Annual Report, MTR is determined to expand our business outside of Hong Kong to enhance value for our shareholders. The first example of this expansion is the Shenzhen Line 4 Project where we signed an Agreement in Principle with the Shenzhen Municipal People’s Government in January 2004 to build Phase 2 of Line 4 and to operate both Phase 1 and Phase 2 of Line 4 for a period of 30 years.

Under the agreement, MTR will construct a double-track line between Shaoniangong and Longhua town, including two underground and seven above-ground stations. The Shenzhen project follows our well proven “rail and property model”. Initial design of the property development schemes is now underway, and the first development package is expected to be issued for tender at the end of 2005, subject to detailed planning and market conditions. Construction of Phase 2 is scheduled to begin in 2005 after finalising the concession and operating agreements which are subject to Central Government approval and operation is expected in 2008. The total project cost of Phase 2 is estimated at RMB6 billion of which RMB2.4 billion is expected to be capital injection from MTR. With the current investment climate in China, it is possible that the approval process of the Shenzhen project may take longer than originally expected.

In April 2004, the Company signed a Memorandum of Understanding with Beijing Infrastructure Investment Company Limited and Beijing Capital Group. The intention is to form a Public-Private Partnership for the procurement management of electrical and mechanical systems for and operation of the Beijing Metro Line 4 project, one of the major infrastructure projects to prepare for the 2008 Olympic Games.

As also noted in the 2003 Annual Report, we intend to explore growth opportunities outside Hong Kong but we also recognise the associated risk. Hence, investments will be analysed prudently with return requirements commensurate with the risk assumed. We will continue to focus on projects where MTR can add value through the significant experience developed in all our businesses.

POSSIBLE MERGER BETWEEN MTR AND KCRC

As noted in the 2003 Annual Report on 24 February 2004, Government invited MTR and KCRC to commence discussions on a possible merger under five set parameters. Since the announcement, a significant amount of work has been done in close co-operation with KCRC which will allow the two companies to present a joint proposal to Government by the deadline of 31 August 2004.

The Government’s parameters will be carefully weighed against the terms of the merger to ensure that any transaction will be value enhancing to MTR, our shareholders and other capital providers. The possible merger will be a connected transaction and therefore will require independent shareholders’ approval. Stakeholders should note that there is no assurance at this time that a merger will be implemented.

FINANCIAL REVIEW

Total revenue for the first half year was HK$3,987 million, a significant increase of 11.8% from the same period last year during which the Hong Kong economy was severely affected by the outbreak of SARS. As a result, total fare revenue increased by 11.8% to HK$2,871 million during the period, with substantial improvement in the patronage of both the MTR Lines and AEL of 12.0% and 32.5% respectively. With continued fare promotions and concessions, average fares on the MTR Lines declined by 2.1% to HK$6.50 in the first half of 2004 compared to HK$6.64 for the same period last year.

Non-fare revenue including property investment revenue grew strongly by 11.6% to HK$1,116 million mainly due to significant increases in advertising, telecommunication and property rental income. With the end of SARS, the growth in advertising and telecommunication income was helped by a recovery in consumer spending during the period. The increase in property rental income was mainly attributed to rent increases upon tenancy renewals in our shopping centres.

Operating costs before depreciation increased by 1.0% to HK$1,769 million as compared with the same period last year, mainly due to higher maintenance cost resulting from the expiry of warranty periods in respect of most of the Tseung Kwan O Line assets, together with higher station commercial and property rental expenses owing to expanded business activities in these areas. However, these increases were partially offset by lower staff and related costs resulted from the effect of continued cost control measures and reduction in pension expenses. In comparing the prior period, there was an operational rate adjustment of HK$46 million in the first half of 2003. Had this adjustment been excluded, there would have been a reduction of HK$28 million or 1.6% in operating cost in the first six-month period of 2004 when compared to 2003.

Operating profit from railway and related operations before depreciation was HK$2,218 million, an increase of 22.1% compared to the same period last year, resulting in an operating profit margin of 55.6%, an increase of 4.7 percentage points when compared with the same period last year.

Property development profit of HK$1,153 million was recognised in the first half of 2004 mainly from deferred income relating to Caribbean Coast at Tung Chung Station and The Harbourside at Union Square, Kowloon Station, as well as profit on sale of properties held at Sorrento, Kowloon Station. As a result, operating profit for the Company before depreciation was HK$3,371 million for the first six months of 2004, an increase of 35.2% compared with the same period last year.

Depreciation charges increased by 4.9% to HK$1,251 million mainly due to the commissioning of the West Rail Interchange facilities in December 2003. Net interest expenses decreased by 9.8% to HK$743 million due to lower interest rates and reduced borrowing. Deferred income tax expense was HK$221 million. As in prior years, this deferred income tax is a non-cash item. Together with the Company’s share of Octopus Cards Limited’s earnings of HK$20 million, the Group’s profit attributable to shareholders for the first half year was HK$1,175 million, a significant increase compared to the same period last year. Earnings per share rose to HK$0.22 compared with HK$0.02 in the comparable period last year.

The Directors have declared an interim dividend of HK$0.14 per share, which is the same as last year. As with the previous dividend payments, a scrip dividend option will be offered to all shareholders with a Hong Kong address. As reported in the 2003 Annual Report, the Government has agreed to extend scrip dividend arrangements for another 3 years up to and including dividends declared for the Company’s financial year ending 31 December 2006.

The Group’s balance sheet remained strong. Shareholders’ funds increased to HK$57,778 million with the re-investment of scrip dividends by the Government and other shareholders, offset partially by net reduction in retained profits after payment of the 2003 final dividend. Major capital outlays for the half-year period related to the expenditure on the Disneyland Resort Line, the Tung Chung Cable Car project and other capital improvement projects. During the period, the Group was able to reduce its gross borrowings from HK$32,025 million at year-end 2003 to HK$31,736 million at the end of June 2004 resulting in the gross debt-to-equity ratio reducing from 55.9% to 54.9%. Netting off the cash balances on our balance sheet, the Group’s net debt-to-equity ratio as at 30 June 2004 was 54.3% compared with 55.2% as at 31 December 2003.

The Group’s cash outflows for the six months ended 30 June 2004 amounted to HK$3.3 billion, which included capital payments for the Disneyland Resort Line and other capital projects for the existing railway system, net loan repayments as well as interest and dividends paid. These payments were financed partly by the net cash inflow from operating activities, and partly by proceeds from properties sold and cash surplus brought forward from 2003.

FINANCING ACTIVITIES

In January this year, the Group took advantage of favourable issuing conditions in the US dollar market and successfully launched a US$600 million 10-year Eurobond at an attractive re-offer spread of 83 basis points over the comparable yield of 10-year US treasuries. The offering attracted total subscriptions of close to US$1.9 billion from over 130 investors represented by a diverse group of institutional investors including banks, insurance companies, pension funds and money managers. This financing not only enabled the Group to further extend our debt maturity profile, but also set a new 10-year U.S. dollar benchmark for Hong Kong’s quasi-sovereign credits.

At the end of June 2004, the Group had undrawn committed facilities totaling HK$5.6 billion, which would be sufficient to cover all of our projected funding needs well into the third quarter of 2005.

In the first half of 2004, the Group continued to manage our debt portfolio in accordance with our Preferred Financing Model to achieve a well-balanced debt profile with adequate risk diversification. As at 30 June 2004, the debt portfolio had a well-balanced spread of maturities, with 25% repayable within 2 years, 31% due between 2 and 5 years, and 44% maturing beyond 5 years. In total, 72% of the borrowings were based on fixed interest rates, and 98% were either denominated in or hedged into Hong Kong dollars, with the remaining 2% held in US dollars.

As a result of the continuing low interest rates and attractive terms of new financings obtained, the Group was able to reduce its borrowing cost further during the period to 4.8% from 5.4% in 2003.

HUMAN RESOURCES

During the first half-year of 2004, the Company continued its improvement in staff productivity with the number of staff reduced to 6,570 as at 30 June 2004.

Following announcement by the Government inviting the Company and KCRC to commence discussion on the possible merger, extensive staff communication was immediately initiated. To strengthen corporate governance, the Code of Conduct was updated to reflect the latest regulatory requirements and a guidebook was prepared to provide more specific guidelines on employee behaviour.

Subsequent to the revision of the Vision, Mission and Core Values, a six-month communication programme was launched to promote staff understanding and adoption of the new direction. Results of the Staff Attitude Survey conducted at the end of 2003 showed staff sentiments at MTR continue to stay above the Hong Kong norm in almost all areas, and the Company will continue to strive for further improvements. During the first half of 2004, a total of 21,900 man-days of training were completed. Our effort in staff training and development was recognised by the Hong Kong Management Association with the “Most Innovative Award” for Excellence in Training 2004.

OUTLOOK

Looking into the second half of 2004, we see continuous improvement in the Company’s recurring revenues, reflecting the growth of the Hong Kong economy.

Further Improvement in Patronage

Patronage in our rail network should continue to improve, supported by improving economic conditions and increased visitor arrivals, particularly from the Mainland as more cities are added to those permitting individual travels. We are also hopeful that interchanging passenger flow from KCRC’s West Rail will increase as the public becomes more aware of the convenience and benefits offered by our interchange. This will be partially offset by some loss of patronage when the KCRC Tsim Sha Tsui Extension opens in the second half of the year.

MTR is committed to improving station environment to enhance passenger comfort and experience. We aim to complete retrofitting of platform screen doors on 10 more platforms at five stations by the end of 2004. We will also work closely with our external pedestrian link partners, the Government and private developers to create further pedestrian links.

Stable Environment for Property Businesses

The property market appears to be entering a period of relative stability and this should be supportive of all our property businesses. At Tseung Kwan O Area 86 we anticipate making available the first package of the “Dream City” for development by year-end, involving some 2,000 flats. As noted in the 2003 Annual Report, in our property development business during the second half, we expect profit contribution from receipt of our share of Phase 1 of the shell of the retail centre in Union Square in Kowloon. This shell will require internal fit-out and decoration over the next two years. We also expect to book profits from deferred income relating to Coastal Skyline and Caribbean Coast (Tung Chung Packages Two and Three respectively) as well as some surplus proceeds from The Harbourside at Union Square. The timing of recognition of other property development profits will be dependent on stages of completion and pre-sales for deferred income, and generally the issuance of occupation permit for profit sharing.

Construction of the Olympic Package Three superstructure and the Tiu Keng Leng Station Development, and of town houses at Coastal Skyline Phase 2 at Tung Chung Station will continue. Pre-sales of units at Tiu Keng Leng and Choi Hung stations are planned for the second half of the year. In the third quarter of 2004, we will open the new “sports city” at Olympic Station.

Our commercial investment properties should benefit from the sustained recovery in retail spending and we will take advantage of this through promotional campaigns, effective management and continuous enhancement of trade mix at our shopping centres. Discussions currently underway with prospective tenants of Two IFC are also expected to lead to further commitments over the coming months.

The stability in the property market and improved end-user sentiment should support our property management and property agency businesses. Our property management portfolio is expected to grow further in the second half of 2004 when an estimated 2,362 units will be added from completion of The Harbourside and Caribbean Coast.

Further inroads are also expected in the Mainland property management market where our management portfolio will increase to 1,800 units after completion of Beijing Palm Springs International Apartment in Beijing, Chongqing Springs International Phase 1 in Chongqing, and The Image of North Europe in Shenzhen.

Steady Growth in Other Businesses

The steady improvement in patronage and rebound in retail activities will help improve our station commercial and advertising businesses.

The ongoing programme to renovate stations and advertising formats will continue to boost the Company’s advertising and kiosk rental revenues. During the second half of the year, we plan to complete renovations at 9 more stations.

New Projects Continue on Schedule

Our two leisure related projects on Lantau Island are expected to achieve major milestones during the second half of the year. The Disneyland Resort Line will see the commencement of running of Engineer’s works trains, dynamic testing of trains and track energisation. The project is expected to meet its target completion date of mid-2005 and be well within the budget estimate.

For the Tung Chung Cable Car project, construction of the terminals, angle stations and Theme Village will continue, whilst completion of the public transport interchange entrusted works at Ngong Ping is expected by November.

Investments Outside Hong Kong

For the Shenzhen Line 4 project, we shall continue our negotiations with the Shenzhen Municipal People’s Government. Given the current investment climate, however, there may be possible delays in the finalisation of the operating and concession agreements. We will also forge ahead with discussions with Beijing Infrastructure Investment Company Limited and Beijing Capital Group on the Beijing Line 4 project with the aim of progressing our Memorandum of Understanding towards an agreement in principle.

By Order of the Board

C K Chow

Chief Executive Officer

Hong Kong, 3 August 2004

The financial information set out above does not constitute the Group’s statutory financial statements for the 6 months ended 30 June 2004 and 2003, but is derived from those financial statements.

Certain statements contained in this Press Announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2003 filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

CLOSURE OF REGISTER OF MEMBERS

The Register of shareholders of the Company will be closed from 30 August 2004 to 3 September 2004 (both dates inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4 p.m. on 27 August 2004. It is expected that the interim dividend will be paid on or about 28 October 2004.

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, T. Brian Stevenson*, Edward Ho Sing-tin*, Lo Chung-hing*, Christine Fang Meng-sang*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Robert Charles Law Footman)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen and Leonard Bryan Turk

*	independent non-executive directors
**	non-executive directors